UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Scientific Learning Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

808760102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 808760102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 9,250
	6.	Shared Voting Power 2,426,900*
	7.	Sole Dispositive Power 9,250
	8.	Shared Dispositive Power 2,426,900*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,436,150*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4%
12.	Type of Reporting Person (See Instructions) IN

*	Includes 173,406 shares of Common Stock in the aggregate issuable upon the exercise of warrants that are presently exercisable (56,301 warrants held by Osmium Capital, LP; 100,530 warrants held by Osmium Capital II, LP; and 16,575 warrants held by Osmium Spartan, LP).

Page 2 of 9 pages

CUSIP No. 808760102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,426,900*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,426,900*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,426,900*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.3%
12.	Type of Reporting Person (See Instructions) IA, OO

*	Includes 173,406 shares of Common Stock in the aggregate issuable upon the exercise of warrants that are presently exercisable (56,301 warrants held by Osmium Capital, LP; 100,530 warrants held by Osmium Capital II, LP; and 16,575 warrants held by Osmium Spartan, LP).

Page 3 of 9 pages

CUSIP No. 808760102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 817,734*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 817,734*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 817,734*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5%
12.	Type of Reporting Person (See Instructions) PN

*	Includes 56,301 shares of Common Stock issuable upon the exercise of warrants that are presently exercisable.

Page 4 of 9 pages

CUSIP No. 808760102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,335,061*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,335,061*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,061*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) PN

*	Includes 100,530 shares of Common Stock issuable upon the exercise of warrants that are presently exercisable.

Page 5 of 9 pages

CUSIP No. 808760102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 274,105*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 274,105*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 274,105*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.2%
12.	Type of Reporting Person (See Instructions) PN

*	Includes 16,575 shares of Common Stock issuable upon the exercise of warrants that are presently exercisable.

Page 6 of 9 pages

Item 1.	(a)	The name of the issuer is Scientific Learning Corporation (the “Issuer”).

	(b)	The principal executive office of the Issuer is located at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612.

Item 2.	(a)	This statement (this “Statement”) is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the “Fund”), Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), and Osmium Spartan, LP, a Delaware limited partnership (“Fund III”) (all of the foregoing, collectively, the “Filers”). The Fund, Fund II and Fund III are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II and Fund III directly own the common shares reported in this Statement (other than 9,250 shares owned directly by Mr. Lewis). Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II and Fund III (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

	(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

	(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

	(d)	This Statement relates to the Common Stock of the Issuer.

	(e)	The CUSIP Number of the Common Stock of the Issuer is 808760102.

Item 3.	Not applicable.

Page 7 of 9 pages

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 23,367,585 shares of Common Stock outstanding as of November 8, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 as filed with the SEC on November 14, 2012, plus the 173,406 shares of Common Stock issuable upon the exercise of warrants that are presently exercisable, for a total of 23,540,991 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(a) Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

John H. Lewis Osmium Partners, LLC Osmium Capital, LP Osmium Capital II, LP Osmium Spartan, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, and Osmium Spartan, LP

Page 9 of 9 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Scientific Learning Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 11, 2013

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP and Osmium Spartan, LP